UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2019
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: February 25, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group to Present at Bank of America Merrill Lynch
2019 Global Agriculture and Materials Conference
- Presentation scheduled Wednesday, February 27, 2019 at 10:45 am ET -

MONTREAL, QUEBEC and SARASOTA, FLORIDA - February 25, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG”) today announced that Greg Yull, President and Chief Executive Officer, will present at the 2019 Bank of America Merrill Lynch Global Agricultural and Materials Conference in Fort Lauderdale, Florida. IPG’s presentation will take place Wednesday, February 27th, 2019 at 10:45 am ET.
The IPG presentation will be webcast live. To access the webcast, visit https://bit.ly/2BH9ZEc or the Events and Presentations page of the Investor Relations section of the Company’s website at www.itape.com. Please connect at least 15 minutes prior to the webcast to ensure adequate time for any software download that may be required to hear the webcast.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper- and film-based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,500 employees with operations in 29 locations, including 22 manufacturing facilities in North America, two in Asia and one in Europe. For more information about IPG, visit www.itape.com.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com